UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          TRAVELCENTERS OF AMERICA, LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894174101
                                    ---------
                                 (CUSIP Number)

                                  May 29, 2009
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------
CUSIP No. 894174101                      13G              Page 2 of 7 Pages
-----------------------------                             ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON


           EagleRock Capital Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          567,636
BY EACH REPORTING    ----- -----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0

                     ----- -----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            567,636
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           567,636
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.4% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

-----------------------------                             ----------------------
CUSIP No. 894174101                      13G              Page 3 of 7 Pages
-----------------------------                             ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON


           Nader Tavakoli
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          793,899
BY EACH REPORTING    ----- -----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0

                     ----- -----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            793,899
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           793,899
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.8% (see Item 4)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                  SCHEDULE 13G
                                  ------------

This Amendment No. 2 to the Schedule 13G (this "Amendment No. 2") is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company ("EagleRock Capital"), and Mr. Nader Tavakoli, the principal of EagleRock Capital and the sole member and manager of Mountain Special Situations Fund, LLC, a Delaware limited liability company ("Mountain Special"), relating to shares of common stock, no par value (the "Common Stock"), of Travelcenters of America, LLC, a Delaware limited liability company (the "Issuer"), to amend the Schedule 13G filed on April 11, 2008 as amended by the Amendment No. 1 to the Schedule 13G filed on February 17, 2009 (collectively with this Amendment No. 2, the "Schedule 13G").

Item 1(a)           Name of Issuer:
                    --------------

                    Travelcenters of America, LLC

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    24601 Center Ridge Rd., Suite 200
                    Westlake, OH 44145-5639

Items 2(a)          Name of Person Filing:
                    ---------------------

                    EagleRock Capital Management, LLC and Nader Tavakoli

Item 2(b)           Address of Principal Business Office:

                    24 West 40th St., 10th Floor
                    New York, NY 10018

Item 2(c)           Citizenship:
                    -----------

                    EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is a United
                    States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, no par value

Item 2(e)           CUSIP Number:
                    ------------

                    894174101

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon the 16,631,545 shares of Common Stock issued and outstanding as of May 8, 2009, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2009.

                    As of the close of business on June 19, 2009:

                    1. EagleRock Capital Management, LLC
                    (a)    Amount beneficially owned: 567,636
                    (b)    Percent of class: 3.4%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 567,636
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           567,636

                    2. Nader Tavakoli
                    (a)    Amount beneficially owned: 793,899
                    (b)    Percent of class: 4.8%
                    (c)(i) Sole power to vote or direct the vote: -0-
                    (ii)   Shared power to vote or direct the vote: 793,899
                    (iii)  Sole power to dispose or direct the disposition: -0-
                    (iv)   Shared power to dispose or direct the disposition:
                           793,899

                    EagleRock Capital and Nader Tavakoli own directly no shares of Common Stock. Pursuant to investment management agreements, EagleRock Capital maintains investment and voting power with respect to the shares of Common Stock held by EagleRock Master Fund, LP, a limited partnership existing under the laws of the Cayman Islands ("ERMF") and EagleRock Institutional Partners, LP, a Delaware limited partnership ("ERIP"). Mr. Tavakoli, as the manager of EagleRock Capital and the sole member and manager of Mountain Special, controls their investment decisions. ERMF holds 326,602 shares of Common Stock. ERIP holds 241,034 shares of Common Stock. Mountain Special holds 226,263 shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) EagleRock Capital may be deemed to beneficially own 567,636 shares of Common Stock (constituting approximately 3.4% of the shares of Common Stock outstanding); and (ii) Mr. Tavakoli may be deemed to beneficially own 793,899 shares of Common Stock (constituting approximately 4.8% of the shares of Common Stock outstanding).

                    The filing of this Schedule 13G shall not be construed as an admission that EagleRock Capital or Mr. Tavakoli is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock held by ERMF, ERIP or

                    Mountain Special. Pursuant to Rule 13d-4, each of EagleRock Capital and Mr. Tavakoli disclaim all such beneficial ownership.

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                    securities, check the following.    [X]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    -------

                    Not Applicable

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    ---------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2009

EAGLEROCK CAPITAL MANAGEMENT, LLC


By: /s/ Nader Tavakoli
    -----------------------------------------
Name:   Nader Tavakoli
Title:  Managing Member


NADER TAVAKOLI


/s/ Nader Tavakoli
---------------------------------------------